UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended November 12, 2010
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY CORPORATION
REPORTS THIRD QUARTER RESULTS
Highlights
•	Third quarter 2010 cash flow from vessel operations of $133.9 million, up 20 percent from the same period of the prior year
•
Third quarter 2010 adjusted net loss attributable to stockholders of Teekay of $53.3 million, or $0.73 per share (excluding specific items which decreased GAAP net income by $132.8 million, or $1.82 per share)

•	Awarded nine-year contract to provide new converted FPSO to Petrobras in Brazil; conversion scheduled for completion in second quarter of 2012
•
In October 2010, completed sale of one FPSO unit and one shuttle tanker newbuilding and agreed to sell two additional newbuilding shuttle tankers to Teekay Offshore for total proceeds of approximately $546 million

•	Agreed to sell two conventional tankers to Teekay Tankers for total proceeds of $107.5 million; transaction expected to be completed by mid-November 2010
•
As at September 30, 2010, Teekay Parent net debt reduced to $247 million and liquidity increased to $1.4 billion, pro forma for recent dropdown transactions; $2.3 billion of liquidity on consolidated basis

•	Announced intention to commence repurchasing Teekay Corporation shares under existing $200 million share repurchase authorization
Hamilton, Bermuda, November 4, 2010 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $53.3 million, or $0.73 per share, for the quarter ended September 30, 2010, compared to an adjusted net loss of $43.4 million, or $0.60 per share, attributable to the stockholders of Teekay for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $132.8 million (or $1.82 per share) for the three months ended September 30, 2010 and increasing GAAP net loss by $98.9 million (or $1.36 per share) for the three months ended September 30, 2009, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $186.0 million, or $2.55 per share, for the quarter ended September 30, 2010, compared to net loss attributable to the stockholders of Teekay of $142.2 million, or $1.96 per share, for the same period of the prior year. Net revenues(2) for the third quarter of 2010 were $408.4 million, compared to $428.7 million for the same period of the prior year.
For the nine months ended September 30, 2010, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $83.2 million, or $1.14 per share, compared to adjusted net loss attributable to the stockholders of Teekay of $54.2 million, or $0.74 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $269.9 million (or $3.70 per share) for the nine months ended September 30, 2010 and increasing GAAP net income by $152.8 million (or $2.09 per share) for the nine months ended September 30, 2009, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $353.2 million, or $4.84 per share, for the nine months ended September 30, 2010, compared to net income attributable to the stockholders of Teekay of $98.6 million, or $1.35 per share, for the same period of the prior year. Net revenues(2) for the nine months ended September 30, 2010 were $1,379.0 million, compared to $1,424.1 million for the same period of the prior year.
On October 5, 2010, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended September 30, 2010. The cash dividend was paid on October 29, 2010, to all shareholders of record on October 15, 2010.
(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

“As we indicated last quarter, seasonally weaker tanker rates combined with a heavier-than-usual summer maintenance schedule in our offshore fleet reduced our net income and our cash flow from vessel operations in the third quarter,” commented Bjorn Moller, Teekay Corporation’s President and Chief Executive Officer. “However, the impact of offshore maintenance on our earnings is temporary as our FPSO fleet has now returned to normal production and North Sea field maintenance is now largely complete. Our recent contract improvements and new contracts in our offshore business will also have a beneficial impact on our profitability in future quarters. With respect to the spot tanker market, there is still the potential for winter seasonal factors to lead to stronger average spot rates in the fourth quarter of 2010 and the first quarter of 2011, which would provide additional cash flows.”
“As we highlighted at our recent investor day, Teekay is financially strong and well positioned for growth through profitable investments,” Mr. Moller continued. “As a result of over $1 billion of asset sales to our daughter companies and third parties since June 2009, including our recent agreement to sell two additional conventional tankers to Teekay Tankers, our parent company net debt will be reduced to $247 million and liquidity increased to $1.4 billion. In addition, we believe that cash flows from our three daughter companies, including our two general partner interests, our direct-owned assets and proceeds from future dropdowns will continue to provide Teekay with significant financial flexibility and optionality going forward.”
Mr. Moller added, “With Teekay Parent capable of achieving its net debt free target in 2011, our focus has shifted towards creating greater shareholder value by reallocating available capital towards a combination of higher-return growth investments and return of capital to shareholders. Our recently announced intention to commence repurchasing shares under our existing $200 million share repurchase authorization reflects our belief that Teekay shares represent compelling value.”
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Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended September 30, 2010
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	172,687	91,431	29,947	152,906		(38,573)	408,398

Vessel operating expense	61,105	20,963	9,392	68,110		—	159,570
Time-charter hire expense	20,352	—	—	80,409		(38,573)	62,188
Depreciation and amortization	42,623	22,126	9,722	34,723		—	109,194

Cash flow from vessel operations(1)(2)	77,891	66,623	18,773	(29,394	)(3)	—	133,893

Net debt(4)	1,334,077	1,490,747	408,284	623,596		—	3,856,704

	Three Months Ended September 30, 2009
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	175,146	87,634	25,374	183,262		(42,707)	428,709

Vessel operating expense	55,837	20,390	9,392	64,171		—	149,790
Time-charter hire expense	27,772	—	—	109,899		(42,707)	94,964
Depreciation and amortization	40,981	20,560	9,525	36,045		—	107,111

Cash flow from vessel operations(1)(2)	63,796	53,928	11,120	(16,866	)(3)	—	111,978

Net debt(4)	1,407,692	1,490,383	292,732	1,003,947		—	4,194,754

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(3)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2010 and 2009, Teekay Parent received daughter company dividends and distributions totaling $45.8 million and $42.3 million, respectively. The dividends and distributions received by Teekay Parent also include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

(4)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Through its 51 percent ownership interest in Teekay Offshore Operating L.P. (OPCO), Teekay Offshore operates a fleet of 33 shuttle tankers (including six chartered-in vessels), four floating storage and offtake (FSO) units and 11 conventional oil tankers. Teekay Offshore also has direct ownership interests in two shuttle tankers, two FSO units, and two floating, production, storage and offloading (FPSO) units, and has the right to participate in certain other FPSO and other vessel opportunities. As at September 30, 2010, Teekay Parent directly owned the remaining 49 percent interest in OPCO, as well as a 31.7 percent interest in Teekay Offshore (including the two percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $77.9 million in the third quarter of 2010, from $63.8 million in the same period of the prior year. This increase was primarily due to the acquisition from Teekay of the Petojarl Varg FPSO in September 2009, higher shuttle tanker utilization, and lower time-charter hire expense in the shuttle tanker fleet.
In August 2010, Teekay Offshore completed a follow-on equity offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriters’ over-allotment option), raising net proceeds of $130.4 million. Proceeds from the offering were used to repay a portion of Teekay Offshore’s outstanding debt under one of its revolving credit facilities.
In October 2010, Teekay Offshore acquired the Cidade de Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker from Teekay Parent for approximately $286 million, and agreed to acquire two additional newbuilding shuttle tankers for a total price of approximately $260 million, upon commencement of their respective time-charters in January and July 2011.
For the third quarter of 2010, Teekay Offshore’s quarterly distribution was $0.475 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $8.3 million for the third quarter of 2010, as detailed in Appendix D to this release.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 17 LNG carriers, three LPG carriers and 11 conventional tankers. In addition, Teekay LNG has agreed to take delivery of one newbuilding LPG carrier from a subsidiary of IM Skaugen (Skaugen) and two newbuilding LPG/Multigas carriers from Teekay Parent in 2011. Teekay Parent currently owns a 47.7 percent interest in Teekay LNG (including the two percent sole general partner interest).
Cash flow from vessel operations from Teekay LNG during the third quarter of 2010, increased to $66.6 million from $53.9 million in the same period of the prior year. This increase was primarily due to the acquisition of the two Tangguh LNG carriers in August 2009, the delivery of the second Skaugen LPG carrier in November 2009, and fewer offhire days in the third quarter of 2010 relating to scheduled drydockings for the gas fleet.
The increase in cash flow from vessel operations was also due to the acquisition of two Suezmax tankers and one Handymax Product tanker from Teekay Parent in March 2010. This increase was partially offset by an increase in the number of scheduled drydocking days for the conventional tanker fleet in the third quarter of 2010.
In July 2010, Teekay LNG completed the direct placement of 1.7 million new common units to a large institutional investor. Net proceeds, including the general partner’s proportionate capital contribution, totaled approximately $51 million and were used to repay outstanding amounts under Teekay LNG’s revolving credit facilities.
In November 2010, Teekay LNG agreed to acquire a 50 percent interest in two LNG carriers owned by Belgium-based shipping group Exmar NV for an equity purchase price of approximately $70 million, net of assumed debt. The vessels to be acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier that can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy L.P., a leader provider of LNG offshore solutions, for firm periods until 2022 and 2025, respectively. The transaction is expected to be completed by mid-November 2010.
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Teekay LNG recently agreed to sell the 2000-built LPG carrier Dania Spirit to a third party for proceeds of $21.5 million, which will result in a gain of approximately $4.3 million. The transaction is expected to be completed by mid-November 2010.
For the third quarter of 2010, Teekay LNG’s quarterly distribution was $0.60 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $17.5 million for the third quarter of 2010, as detailed in Appendix D to this release.
Teekay Tankers Ltd.
Teekay Tankers currently owns a fleet of nine Aframax tankers and six Suezmax tankers. Ten of the 15 vessels are currently employed on fixed-rate time charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on the existing fleet employment profile, Teekay Tankers has fixed-rate coverage of approximately 70 percent in the fourth quarter of 2010 and approximately 50 percent in 2011. Teekay Parent currently owns a 31.0 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares, which with its current ownership of Class A common shares, provides Teekay voting control of Teekay Tankers).
Cash flow from vessel operations from Teekay Tankers increased to $18.8 million in the third quarter of 2010, from $11.1 million in the same period of the prior year, primarily due to the acquisition of two Suezmax tankers and one Aframax tanker in April and May 2010, higher spot tanker rates, and interest income received from the July 2010 investment in ship mortgage term loans, as described below.
In July 2010, Teekay Tankers invested $115 million in three-year fixed-rate term loans, which are secured by two Very Large Crude Carrier (VLCC) newbuildings. The term loans earn an annual interest rate of nine percent and include a repayment premium feature which provides Teekay Tankers with a total yield of approximately 10 percent per annum. Teekay Tankers financed the loans using a portion of its undrawn revolving credit facility.
In August 2010, Teekay Tankers sold a 1995-built Aframax tanker, the Sotra Spirit, to a third party for proceeds of $17.2 million, resulting in a loss on disposal of $1.9 million.
In October 2010, Teekay Tankers entered into 50/50 joint venture agreement with Wah Kwong Maritime Transport Holdings Limited, to construct a VLCC newbuilding for a total contract price of $98 million. The VLCC newbuilding is expected to deliver during the second quarter of 2013 when it will be time-chartered to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.
In October 2010, Teekay Tankers completed a follow-on public offering of 8.6 million Class A common shares (including 395,000 Class A common shares issued upon the exercise of the underwriters’ over-allotment option), raising net proceeds of approximately $100 million. Proceeds from the offering were used to repay a portion of Teekay Tankers’ outstanding debt under its revolving credit facility.
In November 2010, Teekay Tankers agreed to acquire from Teekay Parent one Aframax tanker, the Esther Spirit, and one Suezmax tanker, the Iskmati Spirit, for a total price of $107.5 million. The transaction is expected to be completed by mid-November 2010 and Teekay Tankers expects to finance the acquisition of these vessels by drawing on its existing revolving credit facility.
Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at November 4, 2010, this included 17 conventional tankers, three FPSO units, and one recently delivered newbuilding shuttle tanker. In addition, Teekay Parent owns a 33 percent interest in four newbuilding LNG carriers, one FPSO, and two Aframax shuttle tanker newbuildings, all of which are currently under construction or conversion. In addition, as at November 4, 2010, Teekay Parent had 29 chartered-in conventional tankers (including 9 vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by OPCO.
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For the third quarter of 2010, Teekay Parent’s cash flow from vessel operations was ($29.4) million, compared to ($16.9) million in the same period of the prior year. The change is primarily due a significantly higher level of scheduled maintenance relating to Teekay Parent’s FPSO fleet, the sale of the Petrojarl Varg FPSO unit to Teekay Offshore in September 2009, the sale of two Suezmax tankers and one Handymax Product tanker to Teekay LNG in March 2010, the sale of two Suezmax tankers and one Aframax tanker to Teekay Tankers in April and May 2010, and a decrease in spot revenue days for the third quarter of 2010 compared to the third quarter of 2009. These factors were partially offset by a decrease in time-charter hire expense in the third quarter of 2010.
In October 2010, Teekay Parent sold the Cidade de Rio das Ostras FPSO and the Amundsen Spirit shuttle tanker newbuilding to Teekay Offshore for total proceeds of $286 million. Teekay Offshore also agreed to acquire two additional shuttle tanker newbuildings, the Nansen Spirit and the Peary Spirit, for approximately $260 million from Teekay Parent upon commencement of their respective time-charter contracts in January and July 2011.
In October 2010, Teekay Parent announced that it had signed a contract with Petroleo Brasileiro SA (Petrobras) to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a new converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker at Sembcorp Marine’s Jurong Shipyard in Singapore, for a total estimated cost of approximately $370 million. The converted FPSO is scheduled to deliver in the second quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options.
In November 2010, Teekay Tankers agreed to acquire from Teekay Parent one Aframax tanker, the Esther Spirit, and one Suezmax tanker, the Iskmati Spirit, for a total price of $107.5 million. The transaction is expected to be completed by mid-November 2010.
Tanker Market
Average freight rates for crude oil tankers declined during the third quarter of 2010 due to an increase in the fleet supply coupled with a reduction in long-haul crude oil movements and seasonal factors. Available tanker supply rose due to a combination of existing vessels returning to the active fleet from temporary floating storage contracts and tanker newbuilding deliveries. Crude oil imports into China remained strong, although the imports were increasingly sourced from Middle East locations as opposed to Atlantic Basin producers which led to slower growth in tonne-mile demand. A seasonal reduction in North Sea oil production due to field maintenance, the start of autumn refinery maintenance programs and high global oil inventories also pressured tanker rates. Spot tanker rates have remained weak during October due primarily to an over-supply of vessels.
The world tanker fleet grew by net 15 million deadweight (mdwt), or approximately 3.5 percent, in the first nine months of 2010. During this period, 32.7 mdwt of new tankers delivered while tanker removals totaled 17.7 mdwt, an increase of approximately 30 percent from the same period last year primarily due to the regulatory phase-out of single-hull tankers. The phase-out of the world’s remaining single-hull tankers should continue to marginally dampen tanker fleet growth in the near-to medium-term. Fleet growth has been compounded by the return of approximately 9.0 mdwt of tankers from floating storage employment since the start of the year, the equivalent of approximately two percent of the world fleet.
In October 2010, the International Energy Agency (IEA) raised its forecast for 2010 global oil demand growth to 86.9 million barrels per day (mb/d), an increase of 2.1 mb/d, or 2.5 percent from 2009 levels. With this new forecast, 2010 oil demand is expected to surpass the previous record of 86.5 mb/d set in 2007. In 2011, according to the IEA, global oil demand is expected to grow by a further 1.2 mb/d, or 1.4 percent, to 88.2 mb/d with all of the growth originating from non-OECD regions.
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Teekay Parent Conventional Tanker Fleet Performance
The table below highlights the operating performance of Teekay Parent’s owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day or time-charter equivalent (TCE) rates. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings, or mandated surveys.

	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009
Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$18,676	$30,937	$14,878
Spot revenue days (2)(3)	461	542	909
Average time-charter rate (4)(5)	$29,145	$27,079	$33,396
Time-charter revenue days (3)(4)	736	739	552

Aframax
Teekay Aframax Pool average spot TCE rate (1)(6)(7)	$13,770	$19,928	$9,005
Spot revenue days (2)(3)	1,223	1,570	2,292
Average time-charter rate (5)	$22,858	$24,513	$27,869
Time-charter revenue days (3)	1,084	1,072	1,213

LR2
Taurus LR2 Pool average spot TCE rate (1)	$15,451	$15,257	$15,737
Spot revenue days (2)(3)	368	361	368

MR
MR product tanker average spot TCE rate (1)	—	$9,721	$10,548
Spot revenue days (2)(3)	—	151	272
Average product tanker time-charter rate (5)	$28,269	$26,752	$29,382
Time-charter revenue days (3)	315	269	449

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools.

(2)	Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude pool vessels commercially managed on behalf of third parties.

(3)
Average time-charter days are adjusted to reflect the vessel-equivalent number of days in the respective period that any synthetic time-charters (STCs) or forward freight agreements (FFAs) were in effect. For vessel classes in which STCs and FFAs are in effect, a corresponding reduction in spot revenue days is made in each of the respective periods.

(4)	Includes one VLCC on time-charter until March 11, 2011 at a TCE rate of $47,000 per day.

(5)
Average time-charter rates include realized gains and losses of STCs and FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.

(6)	Excludes vessels greater than 15 years-old.

(7)
Including items outside of the pool (vessels greater than 15 years-old and realized results of bunker hedging, STCs and FFAs), the average Teekay Aframax spot TCE rate was $11,778 per day, $18,232 per day and $10,466 per day for the three months ended September 30, 2010, June 30, 2010 and September 30, 2009, respectively.

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Fleet List
As at November 4, 2010, Teekay’s consolidated fleet consisted of 152 vessels, including chartered-in vessels and newbuildings under construction, but excluding vessels managed for third parties, as summarized in the following table:

	Number of Vessels (1)
	Owned	Chartered-in	Newbuildings/
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet (2)
Spot-rate:
Aframax Tankers (3)	—	9	—	9
Suezmax Tankers	5	3	—	8
LR2 Product Tankers	3	1	—	4

Total Teekay Parent Spot Fleet	8	13	—	21

Fixed-rate:
Aframax Tankers (3)	3	5	—	8
Suezmax Tankers	3	1	—	4
VLCC Tankers	—	1	—	1
MR Product Tankers	3	—	—	3
LNG Carriers (4)	—	—	4	4
Shuttle Tankers (5)	1	—	2	3
FPSO Units	3	—	1	4

Total Teekay Parent Fixed-rate Fleet	13	7	7	27

Total Teekay Parent Fleet	21	20	7	48

Teekay Offshore Fleet (6)(7)	48	6	—	54

Teekay LNG Fleet (8)	31	—	3	34

Teekay Tankers Fleet (9)	15	—	1	16

Total Teekay Consolidated Fleet	115	26	11	152

(1)	Excludes vessels managed on behalf of third parties.

(2)	Excludes the fleet of OPCO, which is owned 51 percent by Teekay Offshore and 49 percent by Teekay Parent. All of OPCO’s 48 vessels are included within the Teekay Offshore fleet.

(3)	Excludes nine vessels chartered-in from Teekay Offshore Partners.

(4)	Excludes two LNG carriers chartered-in from Teekay LNG.

(5)	Excludes two shuttle tankers chartered-in from OPCO.

(6)	Includes five shuttle tankers in which OPCO’s ownership is 50 percent and three shuttle tankers in which OPCO’s ownership is 67 percent.

(7)	Includes one FSO in which Teekay Offshore’s ownership is 89 percent.

(8)
Includes two LNG carriers in which Teekay LNG has agreed to acquire 50 percent ownership and excludes one LPG carrier that Teekay LNG has agreed to sell; both transactions are expected to be completed by mid-November 2010.

(9)	Includes one VLCC newbuilding in which Teekay Tankers’ ownership is 50 percent.
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Liquidity and Capital Expenditures
As at September 30, 2010, Teekay had consolidated liquidity of $2.3 billion, consisting of $692.5 million cash and approximately $1.6 billion of undrawn revolving credit facilities, of which $1.3 billion, consisting of $449.7 million cash and $805.7 million of undrawn revolving credit facilities, is attributable to Teekay Parent. Including pre-arranged newbuilding financing, Teekay’s total consolidated liquidity was approximately $2.8 billion.
The Company’s remaining capital commitments relating to its portion of newbuildings were as follows as at October 1, 2010:

(in millions)	2010	2011	2012	2013	Total
Teekay Offshore	—	—	—	—	—
Teekay LNG	$34	—	—	—	$34
Teekay Tankers	$10	—	$20	$20	$50
Teekay Parent	$138	$552	$108	—	$798

Total Teekay Corporation Consolidated	$182	$552	$128	$20	$882

As indicated above, the Company had total capital expenditure commitments of approximately $882 million remaining as at October 1, 2010, with pre-arranged financing for approximately $489 million of this amount. The Company expects to obtain debt financing for the recently signed Petrojarl Cidade de Itajai FPSO project and the VLCC newbuilding through Teekay Tankers’ joint venture with Wah Kwong.
Share Repurchase Program
In October 2010, the Company announced its intention to commence repurchasing shares under the Company’s $200 million share repurchase authorization. Shares will be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchase and the exact number of shares to be purchased will be dependant on market conditions.
Conference Call
The Company plans to host a conference call on November 5, 2010 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2010. An accompanying investor presentation will be available on Teekay’s Web site at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 7878143.
•	By accessing the webcast, which will be available on Teekay’s Web site at www.teekay.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, November 12, 2010. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7878143.
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About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekay.com
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES (1)	462,117	544,947	500,368	1,571,602	1,649,392

OPERATING EXPENSES
Voyage expenses (1)	53,719	66,719	71,659	192,636	225,253
Vessel operating expenses (1)(2)(3)	159,570	150,792	149,790	464,897	446,524
Time-charter hire expense	62,188	68,106	94,964	201,208	348,243
Depreciation and amortization	109,194	111,234	107,111	328,658	321,856
General and administrative (1)(2)(3)	46,910	50,256	49,890	145,257	146,848
Loss (gain) on sale of vessels and equipment, net of write-downs	24,173	22	915	24,955	(9,210)
Restructuring charges	3,240	4,195	1,456	11,218	12,017

	458,994	451,324	475,785	1,368,829	1,491,531

Income from vessel operations	3,123	93,623	24,583	202,773	157,861

OTHER ITEMS
Interest expense (1)	(34,852)	(33,926)	(30,035)	(100,930)	(111,505)
Interest income (1)	3,466	2,209	4,193	9,949	15,894
Realized and unrealized (loss) gain on derivative instruments (1)	(133,241)	(219,225)	(121,664)	(440,313)	83,066
Income tax (expense) recovery	(8,571)	5,147	(10,904)	3,882	(12,174)
Equity (loss) income from joint ventures (1)	(16,010)	(21,827)	(8,945)	(40,503)	29,857
Foreign exchange (loss) gain	(28,717)	27,488	(26,047)	27,797	(39,900)
Other income (loss) — net	2,042	1,092	2,938	(6,903)	9,419

Net (loss) income	(212,760)	(145,419)	(165,881)	(344,248)	132,518
Less: Net loss (income) attributable to non-controlling interests	26,717	(7,729)	23,633	(8,945)	(33,902)

Net (loss) income attributable to stockholders of Teekay Corporation	(186,043)	(153,148)	(142,248)	(353,193)	98,616

(Loss) earnings per common share of Teekay
- Basic	($2.55)	($2.10)	($1.96)	($4.84)	$1.36
- Diluted	($2.55)	($2.10)	($1.96)	($4.84)	$1.35

Weighted-average number of common shares outstanding
- Basic	72,982,870	72,961,471	72,553,809	72,911,689	72,535,438
- Diluted	72,982,870	72,961,471	72,553,809	72,911,689	72,876,558

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(1)
Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
Realized (losses) gains relating to:
Interest rate swaps	(37,197)	(40,634)	(41,321)	(116,417)	(91,737)
Foreign currency forward contracts
Vessel operating expenses	(818)	(1,037)	(926)	(2,212)	(6,770)
General and administrative expenses	—	15	(55)	49	(2,156)
Bunkers and FFAs	3,000	(2,207)	2,655	(1,356)	4,660

	(35,015)	(43,863)	(39,647)	(119,936)	(96,003)

Unrealized (losses) gains relating to:
Interest rate swaps	(116,045)	(164,032)	(81,114)	(325,883)	164,333
Foreign currency forward contracts	17,837	(8,836)	2,060	5,784	15,227
Bunkers, FFAs and other	(18)	(2,494)	(2,963)	(278)	(491)

	(98,226)	(175,362)	(82,017)	(320,377)	179,069

Total realized and unrealized (losses) gains on non-designated derivative instruments	(133,241)	(219,225)	(121,664)	(440,313)	83,066

In addition, equity (loss) income from joint ventures includes net unrealized (losses) gains from non-designated interest rate swaps held within the joint ventures of $(18.2) million, $(24.6) million and $(10.2) million for the three months ended September 30, 2010, June 30, 2010, and September 30, 2009, respectively, and $(49.8) million and $23.1 million for the nine months ended September 30, 2010 and September 30, 2009, respectively.

(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
Vessel operating expenses	94	(1,433)	2,979	(3,421)	9,675
General and administrative	496	(844)	2,615	(1,240)	6,304

(3)
Effective January 1, 2010, crew training costs of $3.0 million, $3.2 million and $2.3 million for the three months ended September 30, 2010, June 30, 2010, and September 30, 2009, respectively, and $9.2 million for the nine months ended September 30, 2010 and September 30, 2009, previously recorded in general and administrative expenses, are now recorded in vessel operating expenses. The comparative periods presented have been reclassified to conform to the current period presentation.

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31
	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	692,454	641,467	422,510
Other current assets	306,981	359,810	338,344
Restricted cash — current	37,639	33,601	36,068
Restricted cash — long-term	646,580	564,265	579,243
Vessels held for sale	—	—	10,250
Vessels and equipment	6,557,992	6,546,898	6,697,385
Advances on newbuilding contracts	167,386	215,407	138,212
Derivative assets	135,469	93,901	48,115
Investment in joint ventures	125,674	126,623	139,790
Investment in direct financing leases	495,646	502,792	512,412
Investment in term loans	115,775	—	—
Other assets	156,527	173,117	178,042
Intangible assets	181,007	200,181	213,870
Goodwill	203,191	203,191	203,191

Total Assets	9,822,321	9,661,253	9,517,432

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	341,282	333,281	346,999
Other current liabilities	44	30	1,294
Current portion of long-term debt	348,148	324,124	272,225
Long-term debt	4,885,229	4,809,796	4,931,216
Derivative liabilities	773,327	651,522	359,479
In process revenue contracts	207,965	219,537	244,360
Other long-term liabilities	269,868	251,918	266,189
Redeemable non-controlling interest	43,330	42,676	—
Equity:
Non-controlling interests	1,052,626	978,942	855,580
Stockholders of Teekay	1,900,502	2,049,427	2,240,090

Total Liabilities and Equity	9,822,321	9,661,253	9,517,432

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30
	2010	2009
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	346,903	298,300

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,130,374	759,451
Scheduled repayments of long-term debt	(146,572)	(143,873)
Prepayments of long-term debt	(954,133)	(1,104,204)
(Increase) decrease in restricted cash	(75,246)	5,228
Net proceeds from public offerings of Teekay LNG	50,000	67,095
Net proceeds from public offerings of Teekay Offshore	221,492	102,098
Net proceeds from public offerings of Teekay Tankers	103,036	65,556
Cash dividends paid	(69,615)	(68,800)
Distribution from subsidiaries to non-controlling interests	(113,598)	(83,646)
Other	2,627	352

Net financing cash flow	148,365	(400,743)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(176,238)	(431,607)
Proceeds from sale of vessels and equipment	49,402	198,837
Investment in term loans	(115,575)	—
Loans to joint ventures	1,510	(1,206)
Other	15,577	17,656

Net investing cash flow	(225,324)	(216,320)

Increase (decrease) in cash and cash equivalents	269,944	(318,763)
Cash and cash equivalents, beginning of the period	422,510	814,165

Cash and cash equivalents, end of the period	692,454	495,402

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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net (loss) income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss — GAAP basis	(212,760)		(344,248)
Adjust for: Net loss (income) attributable to non-controlling interests	26,717		(8,945)

Net loss attributable to stockholders of Teekay	(186,043)	(2.55)	(353,193)	(4.84)
Add (subtract) specific items affecting net (loss) income:
Unrealized losses from derivative instruments (2)	115,025	1.58	373,125	5.12
Foreign currency exchange losses (gains) (3)	28,717	0.39	(27,797)	(0.38)
Deferred income tax expense (recovery) on unrealized foreign exchange gains (losses)	13,174	0.18	(1,032)	(0.01)
Restructuring charge (4)	3,240	0.04	11,218	0.15
Loss on sale of vessels and equipment and write-downs	24,173	0.33	24,955	0.34
Retroactive component of revenue recognized from contract amendment (5)	—	—	(59,200)	(0.81)
Loss on bond repurchases (8.875 percent notes due 2011)	—	—	12,645	0.17
Adjustments to carrying value of certain capitalized drydocking expenditures	4,698	0.07	7,092	0.10
Non-recurring adjustments to tax accruals	(1,927)	(0.03)	4,915	0.06
Other (6)	—	—	739	0.01
Non-controlling interests’ share of items above	(54,324)	(0.74)	(76,711)	(1.05)

Total adjustments	132,776	1.82	269,949	3.70

Adjusted net loss attributable to stockholders of Teekay	(53,267)	(0.73)	(83,244)	(1.14)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(5)	Reflects the retroactive component of revenue recognized in the nine months ended September 30, 2010 relating to the signing of the Foinaven FPSO contract amendment on March 30, 2010.

(6)	Relates to write-off of capitalized loan costs upon prepayments of long-term debt.
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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net (loss) income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2009		September 30, 2009
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net (loss) income — GAAP basis	(165,881)		132,518
Adjust for: Net loss (income) attributable to non-controlling interests	23,633		(33,902)

Net (loss) income attributable to stockholders of Teekay	(142,248)	(1.96)	98,616	1.35
Add (subtract) specific items affecting net income:
Unrealized (losses) gains from derivative instruments (2)	86,620	1.19	(218,121)	(2.99)
Foreign currency exchange losses (3)	26,047	0.36	39,900	0.55
Deferred income tax expense on unrealized foreign exchange gains (4)	14,586	0.20	24,854	0.34
Restructuring charge (5)	1,456	0.02	12,017	0.17
Losses (gains) on sale of vessels and equipment	235	0.01	(29,728)	(0.41)
Write-down of vessels and equipment	680	0.01	19,442	0.27
Realized losses on early termination of interest rate swap agreements	6,819	0.09	6,819	0.09
Other (6)	1,763	0.02	2,634	0.04
Non-controlling interests’ share of items above	(39,318)	(0.54)	(10,660)	(0.15)

Total adjustments	98,888	1.36	(152,843)	(2.09)

Adjusted net loss attributable to stockholders of Teekay	(43,360)	(0.60)	(54,227)	(0.74)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Primarily due to deferred income tax related to unrealized foreign exchange gains and losses.

(5)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions and the reflagging of certain of the Company’s shuttle tankers.

(6)	Primarily relates to non-recurring adjustments to tax accruals and impairment of intangible assets.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT SEPTEMBER 30, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	158,466	73,085	11,244	449,659	—	692,454
Other current assets	81,221	27,210	9,503	189,047	—	306,981
Restricted cash (current & non-current)	—	609,338	—	74,881	—	684,219
Vessels and equipment	1,851,239	1,976,290	654,853	2,075,610	—	6,557,992
Advances on newbuilding contracts	—	60,277	—	107,109	—	167,386
Derivative assets	6,739	120,462	—	8,268	—	135,469
Investment in joint ventures	—	88,930	—	36,744	—	125,674
Investment in direct financing leases	78,084	417,246	—	316	—	495,646
Other assets	16,866	24,231	117,456	112,092	—	270,645
Advances to affiliates	5,290	5,702	5,897	(15,232)	—	1,657
Equity investment in subsidiaries	—	—	—	654,974	(654,974)	—
Intangibles and goodwill	157,906	161,459	10,908	53,925	—	384,198

TOTAL ASSETS	2,355,811	3,564,230	809,861	3,747,393	(654,974)	9,822,321

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	82,182	61,131	15,343	182,626	—	341,282
Other current liabilities	—	—	—	44	—	44
Advances from affiliates	34,717	106,037	5,518	(146,272)	—	—
Current portion of long-term debt	152,562	122,040	3,600	69,946	—	348,148
Long-term debt	1,339,981	2,051,130	415,928	1,078,190	—	4,885,229
Derivative liabilities	149,140	296,021	4,503	323,663	—	773,327
In-process revenue contracts	—	—	—	207,965	—	207,965
Other long-term liabilities	19,825	99,629	20,471	129,943	—	269,868
Redeemable non-controlling interest	43,330	—	—	—	—	43,330
Equity:
Non-controlling interests (1)	41,748	2,040	—	786	1,008,052	1,052,626
Equity attributable to stockholders/ unitholders of publicly-listed entities	492,326	826,202	344,498	1,900,502	(1,663,026)	1,900,502

TOTAL LIABILITIES AND EQUITY	2,355,811	3,564,230	809,861	3,747,393	(654,974)	9,822,321

NET DEBT (2)	1,334,077	1,490,747	408,284	623,596	—	3,856,704

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF (LOSS) INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Revenues	200,379	92,154	30,345	182,882		(43,643)	462,117

Voyage expenses	27,692	723	398	29,976		(5,070)	53,719
Vessel operating expenses	61,105	20,963	9,392	68,110		—	159,570
Time-charter hire expense	20,352	—	—	80,409		(38,573)	62,188
Depreciation and amortization	42,623	22,126	9,722	34,723		—	109,194
General and administrative	14,450	5,252	1,782	25,426		—	46,910
Loss on sale of vessels and equipment, net of write-downs	—	—	1,901	22,272		—	24,173
Restructuring charge	—	—	—	3,240		—	3,240

Total operating expenses	166,222	49,064	23,195	264,156		(43,643)	458,994

Income (loss) from vessel operations	34,157	43,090	7,150	(81,274)		—	3,123

Net interest expense	(7,073)	(10,625)	(1,638)	(12,050)		—	(31,386)
Realized and unrealized loss on derivative instruments	(30,769)	(33,423)	(5,577)	(63,472)		—	(133,241)
Income tax (expense) recovery	(8,779)	(110)	(185)	503		—	(8,571)
Equity loss from joint ventures	—	(870)	—	(15,140)		—	(16,010)
Equity in losses of subsidiaries (1)	—	—	—	(24,588)		24,588	—
Foreign exchange (loss) gain	1,737	(39,839)	(19)	9,404		—	(28,717)
Other — net	1,636	136	—	270		—	2,042

Net loss	(9,091)	(41,641)	(269)	(186,347)		24,588	(212,760)
Less: Net loss attributable to non-controlling interests (2)	350	1,665	—	304		24,398	26,717

Net loss attributable to stockholders/unitholders of publicly-listed entities	(8,741)	(39,976)	(269)	(186,043)		48,986	(186,043)

CASH FLOW FROM VESSEL OPERATIONS (3)	77,891	66,623	18,773	(29,394	) (4)	—	133,893

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2010, Teekay Parent received daughter company cash dividends and distributions totaling $45.8 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total

Revenues	637,769	276,492	96,864	700,528	(140,051)	1,571,602

Voyage expenses	97,595	1,357	1,950	108,761	(17,027)	192,636
Vessel operating expenses	176,126	64,032	29,240	195,499	—	464,897
Time-charter hire expense	68,814	—	—	255,418	(123,024)	201,208
Depreciation and amortization	128,009	66,689	29,591	104,369	—	328,658
General and administrative	44,138	15,681	5,805	79,633	—	145,257
Loss on sale of vessels and equipment, net of write-downs	—	—	1,864	23,091	—	24,955
Restructuring charge	119	175	—	10,924	—	11,218

Total operating expenses	514,801	147,934	68,450	777,695	(140,051)	1,368,829

Income (loss) from vessel operations	122,968	128,558	28,414	(77,167)	—	202,773

Net interest expense	(22,326)	(31,417)	(4,868)	(32,370)	—	(90,981)
Realized and unrealized loss on derivative instruments	(108,929)	(105,784)	(14,940)	(210,660)	—	(440,313)
Income tax recovery (expense)	8,686	(146)	(185)	(4,473)	—	3,882
Equity loss from joint ventures	—	(2,483)	—	(38,020)	—	(40,503)
Equity in earnings of subsidiaries (1)	—	—	—	15,861	(15,861)	—
Foreign exchange gain (loss)	1,173	20,017	(9)	6,616	—	27,797
Other — net	5,580	526	(402)	(12,607)	—	(6,903)

Net income (loss)	7,152	9,271	8,010	(352,820)	(15,861)	(344,248)
Less: Net (income) loss attributable to non-controlling interests (2)	(1,091)	4,213	—	(373)	(11,694)	(8,945)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	6,061	13,484	8,010	(353,193)	(27,555)	(353,193)

CASH FLOW FROM VESSEL OPERATIONS (3)	256,057	194,867	54,295	27,842 (4)	—	533,061

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries. Commencing in 2009, the Company’s net income (loss) includes income (loss) attributable to non-controlling interests.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the nine months ended September 30, 2010, Teekay Parent received daughter company cash dividends and distributions totaling $145.1 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	61,934	46,965	66,541	7,442	182,882

Voyage expenses	29,491	485	—	—	29,976
Vessel operating expenses	12,227	12,970	41,082	1,831	68,110
Time-charter hire expense	40,227	21,313	8,041	10,828	80,409
Depreciation and amortization	8,196	6,277	18,629	1,621	34,723
General and administrative	6,989	4,892	9,106	4,439	25,426
Loss on sale of vessels and equipment, net of write-downs	12,259	22	—	9,991	22,272
Restructuring charge	3,120	120	—	—	3,240

Total operating expenses	112,509	46,079	76,858	28,710	264,156

Income (loss) from vessel operations	(50,575)	886	(10,317)	(21,268)	(81,274)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	(50,575)	886	(10,317)	(21,268)	(81,274)
Depreciation and amortization	8,196	6,277	18,629	1,621	34,723
Loss on sale of vessels and equipment, net of write-downs	12,259	22	—	9,991	22,272
Amortization of in process revenue contracts and other	4,698	(69)	(11,502)	—	(6,873)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	—	(912)	338	—	(574)
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	2,497	(165)	—	2,332

CASH FLOW FROM VESSEL OPERATIONS	(25,422)	8,701	(3,017)	(9,656)	(29,394)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore.
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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE NINE MONTHS ENDED ENDED SEPTEMBER 30, 2010
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	265,673	139,282	274,745	20,828	700,528

Voyage expenses	108,230	531	—	—	108,761
Vessel operating expenses	39,287	33,602	115,833	6,777	195,499
Time-charter hire expense	135,016	65,542	20,673	34,187	255,418
Depreciation and amortization	29,189	16,381	55,889	2,910	104,369
General and administrative	30,043	19,753	25,139	4,698	79,633
Loss on sale of vessels and equipment, net of write-downs	12,259	841	—	9,991	23,091
Restructuring charge	10,359	565	—	—	10,924

Total operating expenses	364,383	137,215	217,534	58,563	777,695

Income (loss) from vessel operations	(98,710)	2,067	57,211	(37,735)	(77,167)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	(98,710)	2,067	57,211	(37,735)	(77,167)
Depreciation and amortization	29,189	16,381	55,889	2,910	104,369
Loss on sale of vessels and equipment, net of write-downs	12,259	841	—	9,991	23,091
Amortization of in process revenue contracts and other	4,698	(562)	(35,833)	—	(31,697)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	496	(241)	512	—	767
Realized losses from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	(2,198)	(676)	—	(2,874)
Dropdown predecessor cash flow (2)	2,052	7,851	—	1,450	11,353

CASH FLOW FROM VESSEL OPERATIONS	(50,016)	24,139	77,103	(23,384)	27,842

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore and one FSO unit owned by Teekay Parent.

(2)
Represents the cash flow from vessel operations for the nine months ended September 30, 2010 relating to assets acquired from Teekay Parent prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, as these cash flows are excluded from the cash flow from vessel operations of Teekay Offshore, Teekay LNG and Teekay Tankers.

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TEEKAY CORPORATION
APPENDIX D — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT FREE CASH FLOW
(in thousands of U.S. dollars)
(unaudited)
Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended September 30, 2010, June 30, 2010, March 31, 2010, December 31, 2009, and September 30, 2009. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), and its 49 percent ownership interest in Teekay Offshore Operating L.P., net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended September 30, 2010 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended June 30, 2010, March 31, 2010, December 31, 2009, and September 30, 2009, please see the Company’s Web site at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2010	2010	2010	2009	2009
Teekay Parent cash flow from vessel operations	(29,394)	21,521	35,715	(18,740)	(16,866)

Daughter company distributions to Teekay Parent (1)
Common shares/units (2)
Teekay LNG Partners	15,125	15,125	15,125	14,369	14,369
Teekay Offshore Partners	7,030	7,030	7,030	6,660	6,660
Teekay Offshore Operating L.P. (OPCO) (3)	15,000	16,000	20,619	16,972	16,972
Teekay Tankers (4)	4,995	5,478	5,962	3,510	2,025

Total	42,150	43,633	48,736	41,511	40,026
General partner interest
Teekay LNG Partners	2,352	2,352	2,277	1,754	1,621
Teekay Offshore Partners	1,312	1,150	1,150	700	700

Total	3,664	3,502	3,427	2,454	2,321
Total Teekay Parent cash flow before interest and drydock expenditures	16,420	68,656	87,878	25,225	25,481
Less:
Net interest expense (5)	(27,224)	(30,602)	(23,413)	(17,207)	(17,285)
Drydock expenditures	(4,174)	(1,949)	(339)	(2,796)	(7,105)

TOTAL TEEKAY PARENT FREE CASH FLOW	(14,978)	36,105	64,126	5,222	1,091

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
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(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2010	2010	2010	2009	2009

Teekay LNG Partners
Distribution per common unit	$0.60	$0.60	$0.60	$0.57	$0.57
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$15,124,964	$15,124,964	$15,124,964	$14,368,716	$14,368,716
Teekay Offshore Partners
Distribution per common unit	$0.475	$0.475	$0.475	$0.45	$0.45
Common units owned by Teekay Parent	14,800,000	14,800,000	14,800,000	14,800,000	14,800,000

Total distribution	$7,030,000	$7,030,000	$7,030,000	$6,660,000	$6,660,000
Teekay Tankers
Dividend per share	$0.31	$0.34	$0.37	$0.26	$0.15
Shares owned by Teekay Parent (4)	16,112,244	16,112,244	16,112,244	13,500,000	13,500,000

Total dividend	$4,994,796	$5,478,163	$5,961,530	$3,510,000	$2,025,000

(3)	Based on 49% interest owned directly by Teekay Parent.

(4)	Includes Class A and Class B shareholdings.

(5)	Net interest expense includes realized gains and losses on interest rate swaps.
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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the Company’s financial strength and flexibility, including as a result of deleveraging and cash flows from general partnership interests, daughter company ownership, direct-owned assets and asset sales to its publicly-listed subsidiaries; the impact of recent contract improvements and new contracts in the Company’s offshore business on its future cash flows and profitability; the temporary nature of the impact of seasonal maintenance relating to the offshore business on the Company’s cash flows and profitability; scheduled vessel delivery and conversion dates and commencement of time-charter contracts for certain vessels; the Company’s ability to achieve targeted net debt free status by the end of 2011; the expected completion of the sale of the Esther Spirit and Iskmati Spirit to Teekay Tankers and the impact on Teekay Parent’s net debt and liquidity; completion of the acquisition of 50 percent interest in the vessels Excalibur and Excelsior upon the terms of the agreement in principle between the Teekay LNG and Exmar NV; completion of Teekay LNG’s sale of the Dania Spirit LPG carrier to a third party; the Company’s future capital expenditure commitments and the Company’s ability to finance such commitments; expected returns from investing in growth projects; the expected improvement in shareholder value as a result of reallocating available capital towards a combination of growth projects and return of capital to shareholders; and the intention of Company management to commence repurchasing shares under the Company’s existing $200 million repurchase authorization. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; failure of Teekay LNG and Exmar NV to execute a definitive agreement and to complete the acquisition of the vessels Excalibur and Excelsior upon the terms of their agreement in principle; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements; the inability of the Company to complete vessel sale transactions to its publicly-listed subsidiaries or to third parties; conditions in the United States capital markets and commercial debt markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: November 12, 2010	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)